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EXHIBIT 99.2



                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)



                             CHANGES OF SUPERVISORS



The board of directors (the "BOARD") of Guangshen Railway Company Limited (the "COMPANY") hereby announces that as approved by the staff representative meeting of the Company, Mr. Wang Jian Ping has ceased to be a supervisor of the Company elected by staff with effect from 15 April 2008 as he has been appointed as the Deputy General Manager of the Company. Mr Wang has confirmed that there has been no disagreement with the Board and the supervisory committee of the Company ("SUPERVISORY COMMITTEE") and there is no other matter that needs to be brought to the attention of the shareholders of the Company (the "SHAREHOLDERS").

The Board would also like to take this opportunity to welcome two new members of the Supervisory Committee elected by staff in the staff representative meeting of the Company, Mr. Huang Lika and Mr. Liu Xilin. The tenures of Mr. Huang and Mr. Liu both commenced on 15 April 2008 and they will continue to act as the supervisors of the Company until the end of the fifth session of the Supervisory Committee.

The Board also announces that Ms. Lu Xi Mei, a member of the fourth session Supervisory Committee of the Company, had passed away on 25 January 2007 and ceased to be a supervisor of the Company since then.

BIOGRAPHIES OF MR. HUANG LIKA AND MR. LIU XILIN ARE AS FOLLOWS:

Huang Lika, aged 51, joined the Company in April 2008 and is currently one of our supervisors. Mr. Huang graduated from the Party School of the Central Committee of the Communist Party of China (the "CPC") and specialized in economics and management. He is an engineer. Mr. Huang started serving the administration of railway since 1976 and has over 30 years of experience in the management of railway transport. He has served various positions in the industry including the head officer of the training centre of Guangzhou Railway (Group) Company and the secretary to Party Committee of its Multi-development Centre, and also the secretary to the Party Committee of Guangzhou Railway Group Yang Cheng Railway Industrial Company. Since April 2008, Mr. Huang has been the deputy secretary to the CPC Working Committee and the secretary to the CPC Disciplinary Working Committee of the Company. He is a supervisor of the Company in the capacity of employee's representative.



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Liu Xilin, aged 51, joined the Company in January 2007 and is currently one of our supervisors. Mr. Liu graduated from the Party School of the Central Committee of the CPC and specialized in economics and management. Mr. Liu started serving the administration of railway since 1976 and has over 30 years of experience in the management of railway transport. He has served various positions in the industry including the deputy stationmaster of Dalang station, the head officer of the corporate management office of Yangcheng Railway Company (CHINESE CHARACTERS), and the director (CHINESE CHARACTERS) of Northern Guangzhou Vehicle Department. He has been the director (CHINESE CHARACTERS) of Guangzhou Vehicle Department since January 2007. Since April 2008, Mr. Liu has been a supervisor of the Company in the capacity of employee's representative.

Save as disclosed in the preceding paragraphs, neither Mr. Huang nor Mr. Liu has held any directorship or supervisorship in public listed companies or other major appointment and qualifications in the three years immediately preceding the date of this announcement. They do not have any relationship with any of the directors, senior management, substantial shareholders or controlling shareholders (each as defined under the Rules (the "LISTING RULES") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company. The remuneration of Mr. Huang and Mr. Liu will be determined in accordance to the performance of their duties in the Company and to the remuneration of supervisors of comparable companies which are listed in China. They confirm that they do not have, and are not deemed to have, any interests or short positions in shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the SFO).

Save as above, Mr. Huang and Mr. Liu have confirmed that there is no information to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Listing Rules and that there is no other matters relating to his appointment that need to be brought to the attention of the Shareholders.



                                            By Order of the Board of the Company
                                                          HE YUHUA
                                                          Chairman



Shenzhen, the PRC

24 April 2008



As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping


NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Wen Weiming
Yang Jinzhong


INDEPENDENT NON-EXECUTIVE DIRECTORS
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai



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